

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4546

September 19, 2016

VIA E-mail
James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
        Form 10-K for Fiscal Year Ended December 31, 2015
        Filed February 25, 2016
        File No. 001-35299

Dear Mr. Frates:

        We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to the comment within ten business days by providing the requested information or advise us when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
3. Divestiture, page F-16

1. Please provide us a full analysis supporting your accounting treatment for the April 10, 2015 sale of your manufacturing facility in Gainesville, GA with reference to authoritative accounting literature. In doing so please tell us why you included the $57.6 million earn-out payment in your gain calculation for this sale. We note that the earn-out is based on a formula involving the likelihood of receiving two regulatory milestones within the next two or three years, royalty payments to be earned in the future and expected sales milestones.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants James Peklenk at (202) 551-3661 or Ibolya Ignat at (202) 551-3636 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance